UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                              SCHEDULE 13G


                Under the Securities Exchange Act of 1934

                            (Amendment No. 6)

                            DAIG CORPORATION
                            (Name of Issuer)

                              Common Stock
     (Title of Class of Securities)

                               233902 10 5
                             (CUSIP Number)


Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and or any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

                             Page 1 of 6 Pages

CUSIP No. 233902 10 5          13G              Page 2 of 6 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John J. Fleischhacker

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a)
                                        (b)
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


NUMBER OF      5.  SOLE VOTING POWER

 SHARES        None, see Exhibit A

 BENEFICIALLY  6.  SHARED VOTING POWER

OWNED BY       None, see Exhibit A

EACH           7.  SOLE DISPOSITIVE POWER

REPORTING      None, see Exhibit A

PERSON         8.  SHARED DISPOSITIVE POWER

WITH           None, see Exhibit A


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None, see Exhibit A

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     None, see Exhibit A

12.  TYPE OF REPORTING PERSON

     IN

                           AMENDED                           Page 3 of 6 Pages
                          SCHEDULE 13G

Item 1.

     (a)  Name of Issuer

          DAIG CORPORATION

     (b)  Address of Issuer's Principal Executive Offices:

          14901 DeVeau Place
          Minnetonka, MN  55345

Item 2.

     (a)  Name of Person Filing

          John J. Fleischhacker

     (b)  Address of Principal Business Office or, if none,
          Residence

          14901 DeVeau Place
          Minnetonka, MN  55345

     (c)  Title of Class of Securities

          Common Stock

     (d)  CUSIP Number

          233902 10 5

Item 3.

     Not Applicable

Item 4.   Ownership

     (a)  Amount Beneficially Owned

          None, see Exhibit A

     (b)  Percent of Class

          None, see Exhibit A

                                                Page 4 of 6 Pages
     (c)  Number of shares as to which such person has:

          (i)  Sole Power to vote or direct the vote

               None, see Exhibit A

          (ii) Shared Power to vote or direct the vote

               None, see Exhibit A

          (iii)Sole power to dispose or to direct the disposition of

               None, see Exhibit A

          (iv) Shared Power to dispose or to direct the disposition of

               None, see Exhibit A

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person

          Not Applicable

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the
          Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not Applicable

                                                Page 5 of 6 Pages


                                 SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              June 3, 1996



                              /s/ John J. Fleischhacker

                                                Page 6 of 6 Pages

                                                        Exhibit A

                      Statement Explaining Ownership

     Upon consummation of the merger of a wholly-owned subsidiary of St. Jude Medical, Inc. ("SJM") with and into Daig Corporation, all Daig shareholders, including Mr. Fleischhacker, exchanged their shares of Daig Corporation Common Stock for shares of SJM Common Stock.